

嘉利美商集團
FRANKIE DOMINION INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)
1/F, Yally Industrial Building, 6 Yip Fat Street, Wong Chuk Hang, Hong Kong


02015803

27th February, 2002
Exemption No. 82-3649

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sir,

Re: Exemption No. 82-3649

On behalf of Frankie Dominion International Limited, a company incorporate in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

1. Public Announcements
   Announcement of Final Results for the year ended 31st December, 2000 / April 12, 2001
   Notice of Annual General meeting / May 2, 2001
   Notice of Change of Directors / July 30, 2001
   Announcement of Interim Results for the six months ended 30th June, 2001 / Sep. 17, 2001

2. Shareholders' Documents
   Annual Report 2000 / April 20, 2001
   Interim Report 2001 / Sep. 14, 2001

Yours faithfully,
For and on behalf of
FRANKIE DOMINIOIN INTERNATIONAL LIMITED



Kelvin Chan
Executive Secretary




FRANKIE
DOMINION

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST DECEMBER 2000

GROUP FINANCIAL HIGHLIGHTS

	For the year ended 31st December 2000 HK$'000	1999 HK$'000	Change (%)
• Turnover	1,147,510	1,166,573	-1.63%
• Profit before taxation	34,544	60,107	-42.53%
• Profit attributable to shareholders	20,237	35,420	-42.87%
• Earnings per share	4.315 Cents	7.958 Cents	-45.77%
• Dividend per share (full year)	3.0 Cents	4.0 Cents	-25.00%

The directors of Frankie Dominion International Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2000 and comparative figures for last year as follows:

CONSOLIDATED INCOME STATEMENT

	Note	2000 HK$'000	1999 HK$'000
Turnover	1	1,147,510	1,166,573
Cost of sales		(909,391)	(903,911)
Gross profit		238,119	262,662
Other revenue		13,907	14,376
Distribution costs		(78,417)	(81,554)
Administrative expenses		(125,984)	(127,355)
Profit from operations		47,625	68,129
Finance costs		(10,397)	(7,933)
		37,228	60,196
Share of (loss) profit of associates		(2,684)	(89)
Profit before taxation		34,544	60,107
Taxation	2	(5,574)	(8,623)
Profit after taxation		28,970	51,484
Minority interests		(8,733)	(16,064)
Net profit for the year		20,237	35,420
Dividends	3	(4,780)	(18,790)
Profit retained for the year		15,457	16,630
Earnings per share	4		
Basic		4.315 Cents	7.958 Cents

Notes:

(1) **Turnover**

	2000 HK$'000	1999 HK$'000
Manufacture & sale of consumer home products	1,131,508	1,139,923
Sales of properties held for resale	444	-
Operation of a general merchandise store	15,558	26,650
	1,147,510	1,166,573

(2) **Taxation**

	2000 HK$'000	1999 HK$'000
The Company and its subsidiaries:		
Hong Kong profits tax		
Current year	5,284	8,029
Overprovision in prior years	(1,006)	(70)
Deferred taxation	1,296	721
	5,574	8,680
Share of taxation of an associate		
Overseas taxation	-	(57)
	5,574	8,623

Hong Kong profits tax is calculated at 16% (1999: 16%) of the estimated assessable profit for the year. Overseas taxation is calculated at the rate prevailing in the relevant jurisdiction.

(3) **Dividends**

	2000 HK$'000	1999 HK$'000
Interim dividend paid, 1 cent per share (1999: 1 cent)	4,780	4,453
Final dividend proposed of 2 cents per share (1999: 3 cents)	9,558	14,337
	14,338	18,790

(4) **Earnings per share**

The calculation of the basic earnings per share is based on net profit for the year of HK$20,236,882 (1999: HK$35,420,088) and the weighted average of 469,043,000 (1999: 445,099,365) shares in issue during the year.

The computation of diluted earnings per share for the year ended 31st December, 2000 does not assume the exercise of the Company's outstanding share options and warrants as the exercise prices of those instruments are higher than the fair value per share.

FINAL DIVIDEND

The Board has resolved to recommend a final dividend of HK$0.02 per share (1999: HK$0.03) for the year ended 31st December, 2000 to be paid on 6th June, 2001 to shareholders whose names appear on the register of members of the Company on 25th May, 2001 subject to approval of shareholders at the forthcoming annual general meeting. Together with the interim dividend of HK$0.01 paid on 3rd November, 2000, the total dividend for the year is HK$0.03 per share (1999: HK$0.04).

CLOSURE OF REGISTERS

The registers of members is closed from 21st May, 2001 to 25th May, 2001 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the 2000 final dividend, all transfers accompanied by the relevant share certificates have to be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 18th May, 2001.

REVIEW OF RESULTS AND OPERATION

For the year ended 31st December, 2000, the Group experienced a slight decrease in turnover to HK$1,147 million (1999: HK$1,166 million). Net profit attributable to shareholders for the year was HK$20.23 million, down 42.87% from 1999 (1999: HK$35.42 million). Earnings per share for the financial year under review decreased by 45.77% to HK$0.04315 when compared to the previous year (1999: HK$0.07958). The profit decline was mainly due to a decrease in profit contributions derived from non wholly-owned subsidiaries. During the period under review, overseas buyers proved cautious in placing orders and turnover for Europe decreased as a result of Euro currency depreciation. Contributions to the Group's profits were still mainly generated from its core business of manufacture and sale of consumer home products.

Bigfield Goldenford Holdings Limited ("Bigfield")

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a declining profit from that of the previous year despite a 3.42% increase in turnover. The reduced profit contribution was primarily attributable to significant increases in material costs and factory overheads. Paper products accounted for 51.01% and 48.41% of its turnover in 2000 and 1999 respectively and continued to play an important role in its development. Management plans that Bigfield will reinforce its control in cost reduction and factory overheads in the coming years in order to increase its contribution to the Group.

Frankie Dominion (Holdings) Limited ("Frankie")

Owing to its effective policy in marginal profitability and internal control throughout the year, profit increased at Frankie in 2000 despite a drop of 7.11% in sales. The Management expects its continuation of stable growth and profit contribution to the Group in 2001.

Home Mart Store Limited ("Home Mart")

As a result of the adverse condition of weak consumer spending and no improvement on competitive position throughout the year, Home Mart ceased its department store operation at Metro Plaza in March, 2001.

Acquisitions during the period

Acquisition of 25% Interest in ProSticks.com Limited

On 27th March, 2000, the Company entered into a conditional agreement with ProSticks.com Limited ("ProSticks") for the subscription by the Company of 200,000 new ordinary shares of HK$1.00 each in ProSticks. The total consideration for the subscription was HK$20,000,000 which was satisfied as to HK$13,000,000 in cash, and as to the remainder by the allotment and issue to ProSticks of 14,000,000 new shares of HK$0.10 each in the capital of the Company.

In addition, pursuant to the agreement, the Company also agreed to purchase 100,000 shares of HK$1.00 each in ProSticks from Mr. Li Ching Ping Vincent. The total consideration for the sale and purchase of the shares was HK$8,330,000 which was satisfied by the allotment and issue to the vendor of 16,660,000 new shares of HK$0.10 each in the capital of the Company. Completion of the Agreement took place on 12th April, 2000.

ProSticks is a private company incorporated in Hong Kong. Its business comprises research, development, marketing, sales and implementation of computer software applications which deal with foreign exchange and money market dealing, securities trading, charting and technical analysis systems. It has also developed its own website through which its applications and analysis systems, in particular the ProSticks charting system, can be distributed. The invention of ProSticks charts, which is based on a patent-pending technology, inaugurated a new era in financial charting and technical analysis. Its capability of presenting critical intra-day market information in a user-friendly and graphical way creates substantial value to the analysis and forecast of price movements in a wide variety of financial products. The ProSticks charting website "www.ProSticks.com" provides comprehensive financial charts and technical indicators with the highest standards of performance and quality, using cutting-edge technology. The ProSticks.com website was officially launched in early May 2000.

Acquisition of 5.4% Interest in Perception Digital Technology (BVI) Limited

On 31st May, 2000, the Company entered into an agreement with, among other parties, Perception Digital Technology (BVI) Limited ("Perception Digital") for the subscription by the Company of 4,142 new ordinary shares of US$0.10 each in Perception Digital, representing no less than 5.4% of the enlarged capital of Perception Digital. The total consideration for the subscription under the subscription agreement was US$1,350,000 (equivalent to approximately HK$10,530,000). Completion of the agreement took place on 31st May 2000.

Perception Digital Technology (BVI) Limited is a company incorporated in 2000 in the British Virgin Islands and is an investment holding company of a group of companies carrying on the business of research, development, marketing and manufacturing of multi-media hardware and software. It is the beneficial owner of approximately 99.7% of the issued ordinary share capital in Perception Digital Limited ("PDL") whose business is the research, development, marketing and sale of state of the art technologies in the storage, processing, purchasing, delivery and distribution of music via the Internet. PDL has developed PD Hercules, believed to be the first stand-alone, low cost, digital jukebox providing both internet connection and automatic song recognition and has established iPDmusic.com, a dedicated website for music fans. PDL is also planning to introduce a range of products, including internet messenger, virtual DJ, 2.4 GHz wireless music delivery and Humming Search, a music reorganisation technique enabling easy and fast search of music or songs stored on PD Hercules.

Acquisition of 33.31% Interest in Webradio Limited

On 23rd June, 2000, the Company entered into a sale and purchase and subscription agreement with the existing shareholders and Webradio Limited ("Webradio") for the purchase by the Company from each of the existing shareholders of 3,850 shares (i.e. a total of 7,700 shares), and the simultaneous subscription by the Company of 43,400 new shares, all of HK$1.00 each in Webradio. Upon the completion of the share purchase and the share subscription, the Company became the legal and beneficial owner of 51,100 shares in Webradio, representing approximately 33.31% of the enlarged capital of Webradio. The considerations for the share purchase and the share subscription are HK$1,890,000 and HK$9,600,000 respectively. Completion of the sale and purchase and subscription agreement took place on 24th June, 2000.

Webradio Limited is a private company incorporated in 1997 in the Hong Kong Special Administrative Region. Its business is in building, maintaining and running a radio website under the domain name of "webradio.com.hk".

The directors consider the abovementioned acquisition investments are in the best interests of the Company as they provide good investment opportunities in the fields of information technology, e-commerce and entertainment and so will broaden the business of the Company.


FRANKIE
DOMINION

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

PROSPECTS

In view of the results of the current year, the Group will put more effort into reducing production costs and more resources will be allocated to the development of new products as well as diversification of sales by geographical market. Although there is an indication that the U.S. economy is slowing down, the Directors are confident and optimistic about the Group's future development and performance in strengthening the Group's business for shareholders' benefit.

MANAGEMENT DISCUSSION AND ANALYSIS

Geographical Market

The Group's 2000 turnover, relating to the manufacture and sales of consumer home products only, amounted to HK$1,131.5 million compared with HK$1,139.9 million for the corresponding period in 1999. The dominant market in Europe constituted 52.58% amounting to HK$610 million (1999: 58.36% amounting to HK$680 million). North American sales, as a percentage of turnover increased by 8.06% to 34.17% amounting to HK$396 million (1999: HK$304 million). South American sales decreased to 0.52% amounting to HK$6 million (1999: HK$23.7 million). Sales in other markets dropped slightly down from 7% to 6.87% of the turnover amounting to HK$79.8 million (1999: HK$81.7 million). Product sales in the Hong Kong market also decreased to 5.86% amounting to HK$68 million (1999: HK$75 million). The business in department store operation registered a reduced turnover of HK$15.5 million (1999: HK$26.6 million).

Products Categories

Sales of the major products out of the Group's turnover in 2000 were 34.49% for paper products (1999: 33.63%), 31.61% for wooden products (1999: 32.15%) and 28.42% for household items, home textiles products and tablemates (1999: 28.38%).

Net margin

Net margins fell to 3.24% in 2000 compared with 5.16% in 1999. Excluding items related to activities other than the manufacture and sale of consumer home products, actual net margin was 5.47% in 2000 compared with 6.31% in 1999.

Operating Expenses

Operating expenses in 2000 slightly decreased by 2.44% over that of 1999. The reduction in 2000 was largely attributable to selling and administrative expenses.

Interest Expenses

Interest expenses rose by 31.05% to HK$10.39 million in 2000 (1999: HK$7.93 million) as a result of increasing finance leases to meet additional machinery for new products.

Minority Interests

Minority interests fell by 45.63% to HK$8.7 million in 2000 (1999: HK$16 million) as a result of a decline in contributions from a majority-owned subsidiary.

Liquidity and financial resources

Net current assets and current ratio were HK$53.33 million and 1.24: 1 as at 31st December, 1999 and HK$43.66 million and 1.22: 1 as at 31st December, 2000. The reduction in net current assets is largely due to a decrease in bank deposits, bills receivable and inventory. Raw material, work-in-progress and finished goods decreased by 7.66% to HK$110 million (1999: HK$120 million).

Fixed assets additions rose by 24.74% from HK$35.6 million in 1999 to HK$44.49 million in 2000 mostly attributable to the expansion of the Group's production facilities in the PRC.

As a result of a decrease in unsecured short term bank loans, total bank borrowing decreased by HK$15 million. Total debts and the corresponding ratio to shareholders' funds were HK$50.51 million and 21.93% at 31st December, 2000, compared with HK$65.54 million and 28.48% at 31st December, 1999.

Internally generated funds continued to be the Group's main source of working capital and this is complemented by revolving credit facilities provided by the Group's principal bankers. The Management believes that, as at 31st December, 2000, the Group's financial condition is such that it has sufficient liquidity and resources to support its working capital requirements.

Employees

The approximate number of employees of the Group as at 31st December, 2000 and 31st December, 1999 were 9,800 and 9,600 respectively with a seasonal high figure of more than 10,000 during the third quarter of 2000. Less than 200 staff are stationed in Hong Kong and the rest are PRC workers.

SHARE OPTION SCHEME

The Company's share option scheme adopted on 1st May, 1991 will remain in force until 30th April, 2001. A new share option scheme will be proposed for adoption at the forthcoming Annual General Meeting.

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31st December, 2000 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

ANNUAL GENERAL MEETING AND CIRCULAR

The Annual General Meeting of shareholders will be convened to be held at 10:00 a.m. on Friday, 1st June, 2001, at the Ballroom, 2nd Floor, The Aberdeen Marina Club, 8 Shum Wan Road, Aberdeen, Hong Kong. The directors have indicated that they will support all the resolutions to be proposed at the forthcoming Annual General Meeting.

A circular containing a notice convening the Annual General Meeting to approve, inter alia, the share repurchase, the share issue general mandates and the share option scheme will be sent to shareholders of the Company as soon as practicable.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The Company will submit a CD ROM to the Stock Exchange on or before 27th April, 2001 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules for publication on the Stock Exchange's website.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 11th April, 2001
Website: "www.frankiedominion.com"

Hong Kong iMail
Monday, April 23, 2001


FRANKIE
DOMINION

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

CLARIFICATION ANNOUNCEMENT

With reference to the annual results announcement for 2000 of Frankie Dominion International Limited (the "Company") dated 11th April, 2001, the Company has mistakenly stated the dividends and profit retained for the year owing to clerical errors:

Under the paragraph of CONSOLIDATED INCOME STATEMENT, the dividends should amount to HK$14,338,000 instead of HK$4,780,000 and profit retained for the year should amount to HK$5,899,000 instead of HK$15,457,000.

We are apologized for the inconvenience cause.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 20th April, 2001

香港經濟日報
A29 2001年4月23日 星期一


FRANKIE
DOMINION

FRANKIE DOMINION INTERNATIONAL LIMITED
嘉利美商國際有限公司

(於百慕達註冊成立之有限公司)

澄清之公佈

關於二零零一日四月十一日嘉利美商國際有限公司(「本公司」)之二零零零年度業績公佈，本公司因文書上之錯失而錯誤陳述二零零零年股息及本年度保留盈利。

於綜合收益表段落中，股息為14,338,000港元，替代4,780,000港元及本年度保留盈利為5,899,000港元，替代15,457,000港元。

不便之處，深表抱歉。

承董事會命
主席
林普桂

香港，二零零一年四月二十日


FRANKIE
DOMINION

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Frankie Dominion International Limited will be held at the Ballroom, 2nd Floor, The Aberdeen Marina Club, 8 Shum Wan Road, Aberdeen, Hong Kong on Friday, 1st June, 2001, at 10:00 a.m. for the following purposes:

(1) To receive and consider the audited financial statements together with the reports of the Directors and Auditors for the year ended 31st December, 2000;

(2) To declare a Final Dividend for the year ended 31st December, 2000;

(3) To re-elect Directors of the Company and to fix their remuneration;

(4) To re-appoint the auditors of the Company and to authorise the Directors to fix their remuneration; and

(5) As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

(i) "THAT

(a) the exercise by the Directors during the Relevant Period of all powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the respective aggregate amounts of shares which may be purchased on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to paragraph (a) of this Resolution during the Relevant Period shall be no more than 10 per cent. of the aggregate nominal amount of the issued share capital at the date of passing of this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(A) the conclusion of the next annual general meeting of the Company;

(B) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(C) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

(ii) "THAT

(a) subject to the limitation mentioned in paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (A) a Rights Issue, (B) the exercise of options granted under any share option scheme adopted by the Company from time to time and (C) any scrip dividend or similar scheme, shall not exceed the aggregate of (i) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Directors are so authorised by separate ordinary resolution of the Company) the nominal amount of share capital repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution) and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(A) the conclusion of the next annual general meeting of the Company;

(B) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(C) the revocation or variation of the authority given by this Resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)"

(iii) "THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the Resolution set out as Resolution 5(ii) in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (ii) of paragraph (c) of such Resolution."

(iv) "THAT the Share Option Scheme, a copy of the terms of which has been produced to this Meeting marked "A" and initialled by the Chairman for the purpose of identification, be and is hereby approved and that the Directors of the Company be and are hereby authorised to offer and grant options under the said Share Option Scheme and allot and issue shares of the Company in accordance with the terms thereof.

By Order of the Board
Cheung Chin Fan
Company Secretary

Hong Kong, 28th April, 2001

Registered Office
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office in Hong Kong
1st Floor, Yally Industrial Building
6 Yip Fat Street
Wong Chuk Hang
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice may appoint one or more proxies to attend the meeting and vote on a poll instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Principal Office of the Company in Hong Kong at 1st Floor, Yally Industrial Building, 6 Yip Fat Street, Wong Chuk Hang, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting.

3. The register of members is closed from 21st May, 2001 to 25th May, 2001, both days inclusive, during which period no transfer of Shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates have to be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 18th May, 2001.

香港經濟日報 2001年7月30日 星期一


FRANKIE
DOMINION

FRANKIE DOMINION INTERNATIONAL LIMITED

嘉利美商國際有限公司

（於百慕達註冊成立之有限公司）

董事變更通告

嘉利美商國際有限公司（「本公司」）董事會（「董事會」）宣佈賀玲小姐已獲委任為本公司非執行董事，並於二零零一年七月二十七日生效。

董事會亦同時宣佈邵政康先生已於二零零一年七月二十七日起辭任本公司非執行董事，董事會謹向邵先生過往對本公司所作出之貢獻致深表謝意。

承董事會命
林普桂
主席

香港，二零零一年七月三十日

Hong Kong iMail
Monday, July 30, 2001


FRANKIE
DOMINION

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

NOTICE OF CHANGE OF DIRECTORS

The Board of Directors (the "Board") of Frankie Dominion International Limited (the "Company") announced that Ms. He Ling was appointed non-executive director of the Company with effect from 27th July, 2001.

The Board also announced that Mr. Shao Zhengkang resigned as non-executive director of the Company with effect from 27th July, 2001. The Board would like to thank Mr. Shao for his valuable contribution to the Company throughout his terms of directorship.

By order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 30th July, 2001


FRANKIE
DOMINION

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE 2001

GROUP FINANCIAL HIGHLIGHTS

	Six months ended 30th June 2001 (unaudited) HK$'000	2000 (unaudited) HK$'000	Change (%)
• Turnover	455,711	576,535	-21%
• (Loss) profit before taxation	(10,803)	19,120	-157%
• (Loss) profit attributable to shareholders	(7,667)	11,383	-167%
• (Loss) earnings per share	(1.60) Cents	2.48 Cents	-165%
• Interim dividend per share	1.0 Cent	1.0 Cent	–

The board of directors (the "Directors") of Frankie Dominion International Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group"), for the six months ended 30th June, 2001 together with comparative figures for the corresponding period of 2000 are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended 30th June 2001 (unaudited) HK$	2000 (unaudited) HK$
Turnover	3	455,711,715	576,535,532
Cost of sales		(377,742,320)	(461,891,867)
Gross profit		77,969,395	114,643,665
Other revenue		1,528,792	7,838,783
Distribution costs		(32,177,558)	(39,967,100)
Administrative expenses		(46,690,214)	(58,461,493)
Impairment loss of investments in securities		(2,500,000)	–
(Loss) profit from operations	4	(1,869,585)	24,053,855
Finance costs	5	(4,025,109)	(4,862,475)
Expenses for cessation of a general merchandise store	6	(3,146,714)	–
Goodwill of associates written off		(103,200)	–
		(9,144,608)	19,191,380
Share of loss of associates		(1,658,807)	(71,244)
(Loss) profit before taxation		(10,803,415)	19,120,136
Taxation	7	(48,490)	(3,787,556)
(Loss) profit after taxation		(10,851,905)	15,332,580
Minority interests		3,184,705	(3,949,262)
Net (loss) profit attributable to shareholders		(7,667,200)	11,383,318
Dividends		4,779,263	4,779,092
(Loss) earnings per share	8	(1.60) Cents	2.48 Cents

Notes:

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants, except that comparatives figures are not presented for the condensed consolidated cash flow statement, being the first cash flow statement to be included in the interim financial report relating to accounting periods ended on or after 1st July, 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. **Accounting policies**

   The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

   2.1 In the current period, the Company has adopted SSAP (Revised 9) "Events after the balance sheet date" ("SSAP 9 (Revised)") for the first time. SSAP 9 (Revised) specifies that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date. SSAP 9 (Revised) has been applied retrospectively resulting in a prior adjustment.

   2.2 Adoption of SSAP 30, "Business Combinations" and SSAP 31, "Impairment of Assets" and Interpretation 13

   SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets, (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

   In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be reinstated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognized as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provision in SSAP 30.

   The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves. The Group has retrospectively restated its previously reported net loss for the periods ended 31st December, 2000 and 31st December, 1999 by HK$31,779,964 and HK$31,415,575, respectively for the impairment of goodwill arising from the acquisition of associates.

   Except as stated above, the condensed financial statements have been prepared in accordance with the accounting policies consistent with those adopted by the Group in its financial statements for the year ended 31st December, 2000.

3. **Turnover**

   An analysis of the Group's turnover and contribution to operating profit by activity for the six months ended 30th June, 2001 is as follows:

Activity	2001 Turnover (unaudited) HK$	2001 Contribution to operating profit (unaudited) HK$	2000 Turnover (unaudited) HK$	2000 Contribution to operating profit (unaudited) HK$
Continuing operations				
Manufacture and sale of consumer home products	453,820,373	4,923,732	560,318,918	33,016,016
Investment in securities	–	–	7,149,096	(214,958)
	453,820,373	4,923,732	567,468,014	32,801,058
Discontinued operations				
Operating of a general merchandise store	1,891,343	(4,293,317)	9,067,519	(8,747,204)
	455,711,716	630,415	576,535,533	24,053,854
Impairment loss of investment in securities		(2,500,000)		–
		(1,869,585)		24,053,854

An analysis of the Group's turnover by geographical market is as follows:

Geographical market	For the six months ended 30th June 2001 (unaudited) HK$	2000 (unaudited) HK$
North America	174,800,546	192,148,098
Holland	93,735,345	106,409,944
Germany	37,023,065	59,691,579
United Kingdom	39,174,113	50,128,091
France	36,140,462	55,807,426
Other European countries	25,285,029	33,891,789
Hong Kong	18,120,096	33,376,590
Australia	12,248,494	14,779,039
China	6,658,833	9,143,183
Others	12,526,533	20,159,794
	455,711,716	576,535,533

Contribution to operating profit by geographical market has not been presented as the contribution to operating profit from each market is closely proportional to the turnover attributable to that market.

4. **(Loss) profit from operations**

   (Loss) profit from operation has been arrived at after charging and crediting:

	For the six months ended 30th June 2001 (unaudited) HK$	2000 (unaudited) HK$
Depreciation and amortisation	14,008,921	16,663,835
(Gain) loss on disposal of property, plant and equipment	(439,035)	184,662
Operating lease payments in respects of rented Properties	12,354,384	16,285,376
Provision for bad and doubtful debts	2,000,464	–

5. **Finance costs**

	For the six months ended 30th June 2001 (unaudited) HK$	2000 (unaudited) HK$
Interest on:		
Bank borrowings wholly repayable within five years	3,355,355	4,322,111
Obligations under finance leases	669,754	540,364
	4,025,109	4,862,475

6. **Discontinued operations**

   On 1st March, 2001, the Group discontinued its business of operating of a general merchandise store. The cost incurred for such discontinuance was approximately HK$3,146,000.

   The results of the discontimued operations for the period from 1st January, 2001 up to the date of discontinuance and for the six months ended 30th June, 2001 are set out in note (3) to the condensed financial statements.

7. **Taxation**

	For the six months ended 30th June 2001 (unaudited) HK$	2000 (unaudited) HK$
Hong Kong profits tax	–	3,787,556
Share of taxation of an associate-Overseas taxation	48,490	–
	48,490	3,787,556

   Hong Kong Profits Tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profit for the period.

8. **(Loss) earnings per share**

   The calculation of basic (loss) earnings per share is based on the loss attributable to shareholders of HK$7,667,200 (2000: profit of HK$11,383,000) and the weighted average of 477,926,292 (2000: 459,792,678) shares in issue during the period. The exercises of the Company's options do not result in any dilutive effect for the six months ended 30th June, 2001 and 30th June, 2000.

INTERIM DIVIDEND

The Directors have resolved that an interim dividend of HK$0.01 per share (2000: HK$0.01) will be paid in cash on 7th November, 2001 to shareholders whose names shall appear on the register of members of the Company on 26th October, 2001. The total dividend of HK$4,779,263 is calculated based on 477,926,292 shares in issue (2000: HK$4,779,092 based on 477,909,272 shares in issue).

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 22nd October, 2001 to 26th October, 2001 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the 2001 interim dividend, all share certificates with completed transfer form either overleaf or separately, must be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 19th October, 2001.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the six months ended 30th June, 2001, the Group recorded an unaudited turnover of HK$455,711,000, representing a decrease of 20.96% against the corresponding period in 2000 of HK$576,535,000. The Group's unaudited loss attributable to shareholders under review was HK$7,667,200 whereas in the corresponding period in 2000 a profit of HK$11,383,000 was recorded. Loss per share in the first half of this year was HK$0.016 (2000 comparative figures for the same period : earnings per share HK$0.0248).

In view of the slowing down of the world's major economies, the Group has undergone a difficult period in the first half of the year. Overseas buyers mostly from America and Europe remained cautious in placing orders with the result of a decline in sales to the Group's dominant markets, a reduction in the profit margins and a loss in operation from non wholly-owned subsidiaries. The loss attributable to shareholders for the period include impairment loss of investments in securities of Perception Digital Technology (BVI) Limited amounting to HK$2,500,000.

Bigfield Goldenford Holdings Limited

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a decrease in turnover of 15.25% from that of the previous year. Net loss for the period amounted to approximately HK$8.5 million, compared with net profit of HK$10.45 million in the corresponding period of 2000. The net loss for the period was mainly attributed to the drop in profit margin and increase in factory overheads and depreciation provision for the additional machinery and equipment together with the provision for bad and doubtful debt.

Frankie Dominion (Holdings) Limited

Frankie Dominion (Holdings) Limited has also recorded a decline in business operation. Turnover and profit slightly decreased by 23.17% amounting to HK$164,192,000 and 15.94% amounting to HK$14,661,000 respectively in the first half of the year as compared with the same period in 2000.

Home Mart Store Limited ("Home Mart")

As mentioned in the Group's 2000 Annual Report, Home Mart ceased operation of its general merchandise store business in March 2001, due to the expiration of the tenancy for its premises at Metro Plaza. All inventories of the general merchandise have been disposed and no further write off is to be taken into the account in the second half of the year.

Net margin

Net margin fell to 1.08% in the first half of 2001 compared with 5.89% as at 30th June, 2000.

Operating Expenses

Operating expenses in the first half of 2001 slightly increased to 17.31% over that of 30th June, 2000 at 17.07%.

Interest Expenses

As a result of increasing finance leases, interest expenses slightly rose to 0.88% in the first half of 2001 compared with 0.84% as at 30th June, 2000.

Provisions for bad and doubtful debt

Provisions rose in the first half of the year due to an additional provision of HK$2,000,000 being made against a doubtful account. In comparison, no provision was made in the same period last year.

LIQUIDITY AND FINANCIAL RESOURCES

Net current assets and current ratio were HK$43,668,000 and 1.23 : 1 as at 31st December, 2000 and HK$30,302,000 and 1.13 : 1 as at 30th June, 2001. The reduction in net current assets was largely due to an increase in bank borrowings.

The Group's gearing ratio was slightly increased from 20% as at 31st December, 2000 to 26.5% as at 30th June, 2001, which was calculated based on the net borrowings of HK$56,509,000 (31st December, 2000: HK$45,961,000) and the shareholders' funds of HK$213,090,000 (31st December, 2000: HK$230,315,000).

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$30,302,000, the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

EMPLOYEE

As at 30th June, 2001, the Group had approximately 9,600 (31st December, 2000: 9,800) employees. Employees are remunerated according to nature of the job and market trend, with built-in merit component incorporated in the annual increment and year end performance bonus to reward and motivate individual performance.

SHARE OPTION SCHEME

On 1st June, 2001, the Company approved and adopted a share option scheme (the "Scheme") under which the directors may, at their discretion, grant to employees and executive directors of the Group options to subscribe for shares of the Company at any time during the ten years from its date of approval. Under the terms of the Scheme, the subscription price may not be less than 80% of the average of the closing prices of the Company's shares quoted on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of offer of the option, or the nominal value of the Company's shares, whichever is the higher. The maximum number of shares over which options may be granted may not exceed 10% of the share capital in issue from time to time. No option under the Scheme has been granted or exercised during the period and no options were outstanding as at 30th June, 2001.

PROSPECTS

The uncertain outlook for the US economy affects prospects for the second half of the year. The business environment remains difficult and challenging. The Group will strengthen its main business of manufacture and sale of consumer home products and continue its effective ongoing strategy and implement stringent control over expenses. The Group does not expect the adverse conditions to deteriorate significantly.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the interim financial statements for the period ended 30th June, 2001.

CODE OF BEST PRACTICE

The Company has complied throughout the six months ended 30th June, 2001 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF DETAILED INTERIM RESULTS

A detailed interim results containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 14th September, 2001



INTERIM REPORT **2001**

嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

CORPORATION INFORMATION

BOARD OF DIRECTORS
Mr. Lam Po Kwai, Frankie *(Chairman)*
Ms. Wong Yau Ching, Maria *(Vice Chairman)*
Ms. Lee Yuen Bing, Nina
Ms. So Man Yee, Katherine
Mr. Au Son Yiu *(Independent Non-Executive Director)*
Mr. Lee Johnson *(Independent Non-Executive Director)*
Mr. Shao Zhengkang *(Non-Executive Director) resigned on 27th July, 2001*
Ms. He Ling *(Non-Executive Director) appointed on 27th July, 2001*

COMPANY SECRETARY
Mr. Cheung Chiu Fan

COMPANY SOLICITORS
In Hong Kong
Sit, Fung, Kwong & Shum
Deacons

In Bermuda
Appleby, Spurling & Kempe

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited

SHARE REGISTERED AND TRANSFER OFFICE
In Hong Kong
Secretaries Limited

In Bermuda
Butterfield Corporate Services Limited

PRINCIPAL OFFICE IN HONG KONG
1st Floor, Yally Industrial Building
6 Yip Fat Street, Wong Chuk Hang
Hong Kong
Tel: 2518 8383
Fax: 2518 3038
E-mail: hk1@fdhl.com.hk
Website: www.frankiedominion.com

REGISTERED OFFICE
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

RESULTS

The board of directors (the "Directors") of Frankie Dominion International Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group"), for the six months ended 30th June, 2001 together with comparative figures for the corresponding period of 2000 are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the six months ended 30th June,	
		2001	2000
		(unaudited)	(unaudited)
	Notes	***HK$***	*HK$*
Turnover	*3*	**455,711,715**	576,535,532
Cost of sales		**(377,742,320)**	(461,891,867)
Gross profit		**77,969,395**	114,643,665
Other revenue		**1,528,792**	7,838,783
Distribution costs		**(32,177,558)**	(39,967,100)
Administrative expenses		**(46,690,214)**	(58,461,493)
Impairment loss of investments in securities		**(2,500,000)**	–
(Loss) profit from operations	*4*	**(1,869,585)**	24,053,855
Finance costs	*5*	**(4,025,109)**	(4,862,475)
Expenses for cessation of a general merchandise store	*6*	**(3,146,714)**	–
Goodwill of an associate written off		**(103,200)**	–
		(9,144,608)	19,191,380
Share of loss of associates		**(1,658,807)**	(71,244)
(Loss) profit before taxation		**(10,803,415)**	19,120,136
Taxation	*7*	**(48,490)**	(3,787,556)
Net (loss) profit after taxation		**(10,851,905)**	15,332,580
Minority interests		**3,184,705**	(3,949,262)
(Loss) profit attributed to shareholders		**(7,667,200)**	11,383,318
Dividends		**4,779,263**	4,779,092
(Loss) earnings per share	*8*	**(1.60) Cents**	2.48 Cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30th June, 2001 (unaudited) HK$	At 31st December, 2000 (audited) HK$
Non-current assets			
Property, plant and equipment	9	**236,864,792**	241,807,685
Interest in associates		**10,013,798**	14,922,090
Investments in securities		**9,165,444**	11,665,444
Club debenture		**880,000**	880,000
		256,924,034	269,275,219
Current assets			
Inventories		**137,784,258**	110,838,314
Amount due from associates		**516,165**	516,165
Debtors and prepayments	10	**95,760,157**	103,522,621
Tax recoverable		**303,019**	88,268
Short term bank deposits		**11,737,902**	7,617,163
Short term pledged bank deposits		**2,450,261**	2,450,261
Bank balances and cash		**17,704,910**	12,223,502
		266,256,672	237,256,294
Current liabilities			
Creditors, bills payable and accrued charges	11	**150,505,109**	124,598,895
Amount due to an associate		**4,943,239**	9,011,032
Obligations under finance leases – due within one year		**8,524,162**	8,749,008
Taxation		**89,644**	1,270,776
Bank borrowings – due within one year		**71,892,306**	49,957,708
		235,954,460	193,587,419
Net current assets		**30,302,212**	43,668,875
		287,226,246	312,944,094
Capital and reserves			
Share capital	12	**47,792,629**	47,792,629
Reserves	13	**165,297,520**	182,523,246
Total capital and reserves		**213,090,149**	230,315,875
Minority interests		**58,854,377**	65,787,132
Non-current liabilities			
Bank borrowings – due after one year		**30,972**	553,384
Deferred taxation		**7,295,128**	7,295,128
Obligations under finance leases – due after one year		**7,955,620**	8,992,575
		15,281,720	16,841,087
		287,226,246	312,944,094

There were no recognised gains and losses other than the net (loss) profit for the period.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30th June, 2001 (unaudited) *HK$*
Net cash inflow from operating activities	17,393,227
Net cash outflow from returns on investments and servicing of finance	(16,749,669)
Taxation	(1,395,883)
Net cash outflow from investing activities	(5,969,415)
Net cash outflow before financing	(6,721,740)
Net cash outflow from financing	(5,590,045)
Decrease in cash and cash equivalents	(12,311,785)
Cash and cash equivalents at 1st January	(29,112,536)
Cash and cash equivalents at 30th June	(41,424,321)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Basis of preparation

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants, except that comparatives figures are not presented for the condensed consolidated cash flow statement, being the first cash flow statement to be included in the interim financial report relating to accounting periods ended on or after 1st July, 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. Accounting policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

2.1 In the current period, the Company has adopted SSAP (Revised 9) "Events after the balance sheet date" ("SSAP 9 (Revised)") for the first time. SSAP 9 (Revised) specifies that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date. SSAP 9 (Revised) has been applied retrospectively resulting in a prior adjustment *(see note 13).*

2.2 Adoption of SSAP 30, "Business Combinations" and SSAP 31, "Impairment of Assets" and Interpretation 13

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets, (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be reinstated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognized as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provision in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves. The Group has retrospectively restated its previously reported net loss for the periods ended 31st December, 2000 and 31st December, 1999 by HK$31,779,964 and HK$31,415,575, respectively for the impairment of goodwill arising from the acquisition of associates.

Except as stated above, the condensed financial statements have been prepared in accordance with the accounting policies consistent with those adopted by the Group in its financial statements for the year ended 31st December, 2000.

3. Turnover

An analysis of the Group's turnover and contribution to operating profit by activity for the six months ended 30th June, 2001 is as follows:

	For the six months ended 30th June,			
	2001		2000	
Activity	**Turnover (unaudited)** *HK$*	**Contribution to operating profit (unaudited)** *HK$*	Turnover (unaudited) *HK$*	Contribution to operating profit (unaudited) *HK$*
Continuing operations				
Manufacture and sale of consumer home products	**453,820,373**	**4,923,732**	560,318,918	33,016,016
Investment in securities	–	–	7,149,096	(214,958)
	453,820,373	**4,923,732**	567,468,014	32,801,058
Discontinued operations				
Operating of a general merchandise store	**1,891,343**	**(4,293,317)**	9,067,519	(8,747,204)
	455,711,716	**630,415**	576,535,533	24,053,854
Impairment loss of investment in securities		**(2,500,000)**		–
		(1,869,585)		24,053,854

An analysis of the Group's turnover by geographical market is as follows:

Geographical market	For the six months ended 30th June, 2001 (unaudited) *HK$*	2000 (unaudited) *HK$*
North America	**174,800,546**	192,148,098
Holland	**93,735,545**	106,409,944
Germany	**37,023,065**	59,691,579
United Kingdom	**39,176,113**	50,128,091
France	**36,140,462**	56,807,426
Other European countries	**25,285,029**	33,891,789
Hong Kong	**18,120,096**	33,376,590
Australia	**12,248,494**	14,779,039
China	**6,655,833**	9,143,183
Others	**12,526,533**	20,159,794
	455,711,716	576,535,533

Contribution to operating profit by geographical market has not been presented as the contribution to operating profit from each market is closely proportional to the turnover attributable to that market.

4. (Loss) profit from operations

(Loss) profit from operations has been arrived at after charging and crediting:

	For the six months ended 30th June, 2001 (unaudited) *HK$*	2000 (unaudited) *HK$*
Depreciation and amortisation	**16,008,921**	16,663,835
(Gain) loss on disposal of property, plant and equipment	**(439,035)**	184,662
Operating lease payments in respect of rented Properties	**12,354,384**	16,285,376
Provision for bad and doubtful debts	**2,000,464**	–

5. Finance costs

	For the six months ended 30th June,	
	2001	2000
	(unaudited)	(unaudited)
	HK$	*HK$*
Interest on:		
Bank borrowings wholly repayable within five years	**3,355,355**	4,322,111
Obligations under finance leases	**669,754**	540,364
	4,025,109	4,862,475

6. Discontinued operations

On 1st March, 2001, the Group discontinued its business of operating of a general merchandise store. The cost incurred for such discontinuance was approximately HK$3,146,000.

The results of the discontinued operations for the period from 1st January, 2001 up to the date of discontinuance and for the six months ended 30th June, 2001 are set out in note (3) to the condensed financial statements.

7. Taxation

	For the six months ended 30th June,	
	2001	2000
	(unaudited)	(unaudited)
	HK$	*HK$*
Hong Kong profits tax	–	3,787,556
Share of taxation of an associate Overseas taxation	**48,490**	–
	48,490	3,787,556

Hong Kong Profits Tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profit for the period.

8. (Loss) earnings per share

The calculation of basic (loss) earnings per share is based on the loss attributable to shareholders of HK$7,667,200 (2000: profit of HK$11,383,000) and the weighted average of 477,926,292 (2000: 459,792,678) shares in issue during the period. The exercises of the Company's options do not result in any dilutive effect for the six months ended 30th June, 2001 and 30th June, 2000.

9. Property, plant and equipment

During the period, the Group spent approximately HK$13,454,000 (2000: HK$29,485,000) on additions and approximately HK$16,009,000 (2000: HK$16,664,000) on depreciation and amortisation in respect of the Group's property, plant and equipment.

10. Debtors and prepayments

	30th June, 2001 (unaudited) *HK$*	31st December, 2000 (audited) *HK$*
Trade debtors	**70,747,490**	75,268,643
Bills receivable	**18,567,167**	18,605,581
Other debtors and prepayments	**6,445,500**	9,648,397
	95,760,157	103,522,621

The Group allows an average credit period of 90 days to its trade customers.

The following is an aged analysis of trade debtors at the reporting date:

	30th June, 2001 (unaudited) *HK$*	31st December, 2000 (audited) *HK$*
0 – 60 days	**64,401,966**	63,815,238
61 – 90 days	**651,268**	1,847,755
> 90 days	**5,694,256**	9,605,650
	70,747,490	75,268,643

11. Creditors, bills payable and accrued charges

	30th June, 2001 (unaudited) *HK$*	31st December, 2000 (audited) *HK$*
Trade creditors	**71,452,296**	78,083,201
Bills payable	**34,397,382**	2,119,738
Other creditors and accrued charges	**44,655,431**	44,395,956
	150,505,109	124,598,895

The following is an aged analysis of trade creditors at the reporting date:

	30th June, 2001 (unaudited) *HK$*	31st December, 2000 (audited) *HK$*
0 – 60 days	**59,820,183**	65,351,060
61 – 90 days	**9,426,608**	8,928,101
> 90 days	**2,205,505**	3,804,040
	71,452,296	78,083,201

12. Share capital

There were no movements in the share capital of the Company during the period from 1st January, 2001 to 30th June, 2001.

	Number of ordinary shares of HK$0.10 each		Nominal value	
	30th June, 2001 (unaudited)	31st December, 2000 (audited)	**30th June, 2001 (unaudited)**	31st December, 2000 (audited)
			HK$	*HK$*
Authorised:				
Ordinary shares of HK$0.1 each	**1,000,000,000**	1,000,000,000	**100,000,000**	100,000,000
Issued and fully paid:				
At beginning of the year	**477,926,292**	445,149,272	**47,792,629**	44,514,927
Exercise of warrants	**–**	17,020	**–**	1,702
Exercise of share options	**–**	2,100,000	**–**	210,000
Issue of shares	**–**	30,660,000	**–**	3,066,000
At end of the period	**477,926,292**	477,926,292	**47,792,629**	47,792,629

13. Reserves

	Share premium HK$	Goodwill HK$	Translation reserve HK$	Capital redemption reserve HK$	Dividend reserve HK$	Retained profits HK$	Total HK$
The Group							
As at 1 January, 2000							
– as original stated	132,166,061	(73,612,368)	(159,919)	85,000	–	127,102,564	185,581,338
– prior period adjustment on change in accounting policy, goodwill of subsidiaries written off *(see note 2.2)*	–	31,415,575	–	–	–	(31,415,575)	–
– derecognition of liability for final dividend for 1999 *(see note 2.1)*	–	–	–	–	14,337,278	–	14,337,278
– as restated	132,166,061	(42,196,793)	(159,919)	85,000	14,337,278	95,686,989	199,918,616
Exchange adjustment	–	–	433,109	–	–	–	433,109
Premium on issue of shares	12,849,722	–	–	–	–	–	12,849,722
Share issuing expenses	(18,748)	–	–	–	–	–	(18,748)
Loss for the year *(note 1)*	–	–	–	–	–	(11,543,082)	(11,543,082)
Amount set aside for 2000 dividend	–	–	–	–	14,337,619	(14,337,619)	–
Final dividend for 1999 paid	–	–	–	–	(14,337,278)	–	(14,337,278)
Interim dividend for 2000 paid	–	–	–	–	(4,779,093)	–	(4,779,093)
At 31 December, 2000	144,997,035	(42,196,793)	273,190	85,000	9,558,526	69,806,288	182,523,246
Loss for the period	–	–	–	–	–	(7,667,200)	(7,667,200)
Amount set aside for 2001 dividend	–	–	–	–	4,779,263	(4,779,263)	–
Final dividend for 2000 paid	–	–	–	–	(9,558,526)	–	(9,558,526)
At 30 June, 2001	144,997,035	(42,196,793)	273,190	85,000	4,779,263	57,359,825	165,297,520

Note 1

	HK$
Profit for the year ended 31st December, 2000 – as original stated	20,236,882
Prior period adjustment on change of accounting policy	
– Goodwill of associates written off *(see note 2.2)*	(31,779,964)
Loss for the year ended 31st December, 2000 – as restated	(11,543,082)

14. Contingent liabilities

	30th June, 2001 (unaudited) *HK$*	31st December, 2000 (audited) *HK$*
Export bills discounted with recourse	**30,698,323**	25,264,653

15. Capital commitments

	30th June, 2001 (unaudited) *HK$*	31st December, 2000 (audited) *HK$*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**7,002,000**	24,040,313
Capital expenditure in respect of acquisition of property, plant and equipment authorised but not contracted for	**200,000**	6,027,200

INTERIM DIVIDEND

The Directors have resolved that an interim dividend of HK$0.01 per share (2000: HK$0.01) will be paid in cash on 7th November, 2001 to shareholders whose names shall appear on the register of members of the Company on 26th October, 2001. The total dividend of HK$4,779,263 is calculated based on 477,926,292 shares in issue (2000: HK$4,779,092 based on 477,909,272 shares in issue).

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 22nd October, 2001 to 26th October, 2001 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the 2001 interim dividend, all share certificates with completed transfer form either overleaf or separately, must be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00p.m. on 19th October, 2001.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

For the six months ended 30th June, 2001, the Group recorded an unaudited turnover of HK$455,711,000, representing a decrease of 20.96% against the corresponding period in 2000 of HK$576,535,000. The Group's unaudited loss attributable to shareholders under review was HK$7,667,200 whereas in the corresponding period in 2000 a profit of HK$11,383,000 was recorded. Loss per share in the first half of this year was HK$0.016 (2000 comparative figures for the same period: earnings per share HK$0.0248).

In view of the slowing down of the world's major economies, the Group has undergone a difficult period in the first half of the year. Overseas buyers mostly from America and Europe remained cautious in placing orders with the result of a decline in sales to the Group's dominant markets, a reduction in the profit margins and a loss in operation from non wholly-owned subsidiaries. The loss attributable to shareholders for the period include impairment loss of investments in securities of Perception Digital Technology (BVI) Limited amounting to HK$2,500,000.

Bigfield Goldenford Holdings Limited

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a decrease in turnover of 15.25% from that of the previous year. Net loss for the period amounted to approximately HK$8.5 million, compared with net profit of HK$10.45 million in the corresponding period of 2000. The net loss for the period was mainly attributed to the drop in profit margin and increase in factory overheads and depreciation provision for the additional machinery and equipment together with the provision for bad and doubtful debt.

Frankie Dominion (Holdings) Limited

Frankie Dominion (Holdings) Limited has also recorded a decline in business operation. Turnover and profit slightly decreased by 23.17% amounting to HK$164,192,000 and 15.94% amounting to HK$14,661,000 respectively in the first half of the year as compared with the same period in 2000.

Home Mart Store Limited ("Home Mart")

As mentioned in the Group's 2000 Annual Report, Home Mart ceased operation of its general merchandise store business in March 2001, due to the expiration of the tenancy for its premises at Metro Plaza. All inventories of the general merchandise have been disposed and no further write off is to be taken into the account in the second half of the year.

Net margin

Net margin fell to 1.08% in the first half of 2001 compared with 5.89% as at 30th June, 2000.

Operating Expenses

Operating expenses in the first half of 2001 slightly increased to 17.31% over that of 30th June, 2000 at 17.07%.

Interest Expenses

As a result of increasing finance leases, interest expenses slightly rose to 0.88% in the first half of 2001 compared with 0.84% as at 30th June, 2000.

Provisions for bad and doubtful debt

Provisions rose in the first half of the year due to an additional provision of HK$2,000,000 being made against a doubtful account. In comparison, no provision was made in the same period last year.

LIQUIDITY AND FINANCIAL RESOURCES

Net current assets and current ratio were HK$43,668,000 and 1.23:1 as at 31st December, 2000 and HK$30,302,000 and 1.13:1 as at 30th June, 2001. The reduction in net current assets was largely due to an increase in bank borrowings.

The Group's gearing ratio was slightly increased from 20% as at 31st December, 2000 to 26.5% as at 30th June, 2001, which was calculated based on the net borrowings of HK$56,509,000 (31st December, 2000: HK$45,961,000) and the shareholders' funds of HK$213,090,000 (31st December, 2000: HK$230,315,000).

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$30,302,000 the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

EMPLOYEE

As at 30th June, 2001, the Group had approximately 9,600 (31st December, 2000: 9,800) employees. Employees are remunerated according to nature of the job and market trend, with built-in merit component incorporated in the annual increment and year end performance bonus to reward and motivate individual performance.

SHARE OPTION SCHEME

On 1st June, 2001, the Company approved and adopted a share option scheme (the "Scheme") under which the directors may, at their discretion, grant to employees and executive directors of the Group options to subscribe for shares of the Company at any time during the ten years from its date of approval. Under the terms of the Scheme, the subscription price may not be less than 80% of the average of the closing prices of the Company's shares quoted on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of offer of the option, or the nominal value of the Company's shares, whichever is the higher. The maximum number of shares over which options may be granted may not exceed 10% of the share capital in issue from time to time. No option under the Scheme has been granted or exercised during the period and no options were outstanding as at 30th June, 2001.

PROSPECTS

The uncertain outlook for the US economy affects prospects for the second half of the year. The business environment remains difficult and challenging. The Group will strengthen its main business of manufacture and sale of consumer home products and continue its effective ongoing strategy and implement stringent control over expenses. The Group does not expect the adverse conditions to deteriorate significantly.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the interim financial statements for the period ended 30th June, 2001.

DIRECTORS' INTEREST IN SHARES

As at 30th June, 2001, the beneficial interests of the directors and chief executive of the Company and their associates in the share capital of the Company which have been disclosed to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Company under section 28 of the Securities (Disclosure of Interests) Ordinance (including interests which they are deemed or taken to have under section 31 or Part I of the Schedule to that Ordinance) and which have been registered by the Company under section 29 of the said Ordinance or were required pursuant to the Model Code

for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

	Number of Shares		
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**
Lam Po Kwai Frankie	63,135,785	–	104,729,411*(a)*
Wong Yau Ching Maria	19,073,433	–	–
Lee Yuen Bing Nina	10,867,059	–	24,367,798*(b)*
So Man Yee Katherine	737,045	–	–
Au Son Yiu	1,433,660	–	–

Notes:

(a) These shares are held through Carrson Holdings Investment Limited and Frankfort Capital Investment Limited, both of which are companies beneficially owned by Mr. Lam Po Kwai Frankie.

(b) These shares are held through Joint Admin Benefit Corporation Limited, a company beneficially owned by Ms. Lee Yuen Bing Nina.

SUBSTANTIAL SHAREHOLDERS' INTEREST

As at 30th June, 2001, according to the register of interests kept by the Company under section 16(1) of the SDI Ordinance, other than the interests in Shares disclosed above in respect of the Directors and Chief Executive, there were no persons who, as at 30th June, 2001, were interested in 10% or more of the issued share capital of the Company.

CODE OF BEST PRACTICE

The Company has complied throughout the six months ended 30th June, 2001 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 14th September, 2001


FRANKIE
DOMINION

二零零一年中期報告

嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

（於百慕達註冊成立之有限公司）

公司資料

董事會

林普桂先生 *(主席)*
黃有貞女士 *(副主席)*
李婉冰女士
蘇敏儀女士
區燊耀先生 *(獨立非執行董事)*
李鎮成先生 *(獨立非執行董事)*
邵政康先生 *(非執行董事)於二零零一年七月二十七日辭任*
賀玲小姐　*(非執行董事)於二零零一年七月二十七日委任*

公司秘書

張超凡先生

公司律師

在香港
薛馮鄺岑律師行
的近律師行

在百慕達
顏施甘百慕達律師行

核數師

德勤•關黃陳方會計師行
執業會計師

主要往來銀行

香港上海匯豐銀行有限公司
恒生銀行有限公司

股份過戶登記處

在香港
秘書商業服務有很公司

在百慕達
Butterfield Corporate Services Limited

香港主要辦事處

香港
黃竹坑業發街6號
益年工業大廈1樓
電話：2518 8383
傳真：2518 3038
電郵：hk1@fdhl.com.hk
網址：www.frankiedominion.com

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

業績

嘉利美商國際有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零一年六月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下:

簡明綜合收益表

	附註	截至六月三十日止之六個月 二零零一年 (未經審核) 港元	二零零零年 (未經審核) 港元
營業額	3	**455,711,715**	576,535,532
銷售成本		**(377,742,320)**	(461,891,867)
毛利		**77,969,395**	114,643,665
其他收益		**1,528,792**	7,838,783
推銷成本		**(32,177,558)**	(39,967,100)
管理費用		**(46,690,214)**	(58,461,493)
證券投資減值損失		**(2,500,000)**	—
經營(虧損)盈利	4	**(1,869,585)**	24,053,855
財務費用	5	**(4,025,109)**	(4,862,475)
停止經營一般商品店舖之費用	6	**(3,146,714)**	—
聯營公司之商譽撇銷		**(103,200)**	—
		(9,144,608)	19,191,380
所佔聯營公司虧損		**(1,658,807)**	(71,244)
除税前(虧損)盈利		**(10,803,415)**	19,120,136
税項	7	**(48,490)**	(3,787,556)
除税後(虧損)盈利		**(10,851,905)**	15,332,580
少數股東權益		**3,184,705**	(3,949,262)
股東應佔(虧損)純利		**(7,667,200)**	11,383,318
股息		**4,779,263**	4,779,092
每股(虧損)盈利	8	**(1.60)**仙	2.48仙

簡明綜資產負債表

	附註	於二零零一年六月三十日（未經審核）港元	於二零零零年十二月三十一日（經審核）港元
非流動資產			
物業、廠房及設備	9	**236,864,792**	241,807,685
聯營公司權益		**10,013,798**	14,922,090
證券投資		**9,165,444**	11,665,444
會所債券		**880,000**	880,000
		256,924,034	269,275,219
流動資產			
存貨		**137,784,258**	110,838,314
應收聯營公司款項		**516,165**	516,165
應收帳款及預付帳款	10	**95,760,157**	103,522,621
可收回之稅項		**303,019**	88,268
短期銀行存款		**11,737,902**	7,617,163
短期已質押銀行存款		**2,450,261**	2,450,261
銀行結存及現金		**17,704,910**	12,223,502
		266,256,672	237,256,294
流動負債			
應付帳款，應付票據及應計費用	11	**150,505,109**	124,598,895
應付聯營公司款項		**4,943,239**	9,011,032
融資租賃責任－一年內到期		**8,524,162**	8,749,008
稅項		**89,644**	1,270,776
銀行借貸－一年內到期		**71,892,306**	49,957,708
		235,954,460	193,587,419
流動資產淨額		**30,302,212**	43,668,875
		287,226,246	312,944,094
資本及儲備			
股本	12	**47,792,629**	47,792,629
儲備	13	**165,297,520**	182,523,246
資本及儲備總額		**213,090,149**	230,315,875
少數股東權益		**58,854,377**	65,787,132
非流動負債			
銀行借貸－一年後到期		**30,972**	553,384
遞延稅項		**7,295,128**	7,295,128
融資租賃責任－一年後到期		**7,955,620**	8,992,575
		15,281,720	16,841,087
		287,226,246	312,944,094

除了期內（虧損）盈利淨額外，本集團並沒有任何可變現之盈利及虧損。

簡明綜合現金流量表

	截至二零零一年六月三十日止之六個月（末經審核） *港元*
經營業務中現金流入淨額	**17,393,227**
投資回報及融資成本之現金流出淨額	**(16,749,669)**
稅項	**(1,395,883)**
投資業務中現金流出淨額	**(5,969,415)**
融資前現金流出淨額	**(6,721,740)**
融資之現金流出淨額	**(5,590,045)**
現金及現金等價物減少	**(12,311,785)**
於一月一日之現金及現金等價物	**(29,112,536)**
於六月三十日之現金及現金等價物	**(41,424,321)**

簡明財務報表註釋

1. 編製基準

中期報告，乃根據香港會計師公會發出之會計實務準則第25條「中期財務呈報」而編製，惟並無編製簡明綜合現金流動表之比較數字（即納入截至二零零零年七月一日或之後期間有關之中期財務報告內首份現金流動表）。偏離會計實務準則第25條乃得到香港聯合交易所有限公司（「聯交所」）證券上市規則所批准。

2. 會計政策

綜合財務報表乃按歷史成本常規，就重估若干物業及證券投資而修訂。

2.1 於本期間，本集團首次採用會計師公會會計實務準則 第9條（經修訂）「結算日後事項」（「經修訂會計實務準則第9條」）。經修訂會計實務準則第9條列明於結算日後宣派之股息不應確認為結算日之負債。本公司已追溯採用經修訂會計實務準則第9條，前期之財務報表亦就過往期間之調整而重新編列 *（見註釋13）*。

2.2 實施「實務準則」第30條「業務合併」，「實務準則」第31條「資產減損」規定及第13條詮釋

實務準則「第31條」規定適用的程序，以確保記入的資產沒有超過其可收回價值。該準則界定資產的可收回價值，即為資產本身售價淨額或使用價值兩者中的較高者。實施「實務準則」第31條規定時，本集團須按使用其資產及於使用期終結時將之出售所得的未來現金流量及出售資產所得收益的估計現值，決定資產的使用價值（包括固定資產、以收購法將業務合併列帳所導致的商譽，以及無形資產）。本集團須於每一個結帳日評核，有沒有跡象顯示資產受到減損。如有者，須確定該等資產的可收回金額。所確認的任何其後虧損減損將在收益表中撇銷。

根據詮釋條款第13條規定，商譽減損的評核亦適用於前期在儲備中撇銷的商譽。已撇銷的商譽不會再實施「實務準則」第30條規定時予以重列。於前期儲備中撇銷並確認的商譽減損，須在收益表中列作開支予以確認。「實務準則」第30條所作之修訂以及詮釋條款第13條規定，須按「實務準則」第2條及「實務準則」第30條的臨時規定反映。

本集團已對其資產(包括於前期儲備中撇銷的有關商譽)公平價值進行評估。本集團亦對於前期聯營公司所導致的商譽減損，追溯截至二零零零年十二月三十一日止以及一九九九年年十二月三十一日止之年度財務業績，分別重列為虧損淨額31,779,964港元及31,415,575港元。

除上述者外，簡明財務報表乃根據本集團截至二零零零年十二月三十一日止年度之年度財務報表所採納者貫徹一致會計政策而編製。

3. 業務額

以業務劃分本集團營業額及經營盈利貢獻額截至二零零一年六月三十日止之六個月之分析如下：

	截至六月三十日止之六個月			
	二零零一年		二零零零年	
		經營盈利		經營盈利
	營業額	貢獻額	營業額	貢獻額
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
業務	港元	港元	港元	港元
持續經營業務				
製造及銷售家庭消費品	**453,820,373**	**4,923,732**	560,318,918	33,016,016
證券投資	**–**	**–**	7,149,096	(214,958)
	453,820,373	**4,923,732**	567,468,014	32,801,058
已停止經營業務				
經營一般商品店舖	**1,891,343**	**(4,293,317)**	9,067,519	(8,747,204)
	455,711,716	**630,415**	576,535,533	24,053,854
證券投資減值損失		**(2,500,000)**		–
		(1,869,585)		24,053,854

以地區市場劃分本集團營業額之分析如下：

地區市場	截至六月三十日止之六個月 二零零一年 （未經審核） 港元	二零零零年 （未經審核） 港元
北美洲	**174,800,546**	192,148,098
荷蘭	**93,735,545**	106,409,944
德國	**37,023,065**	59,691,579
英國	**39,176,113**	50,128,091
法國	**36,140,462**	56,807,426
其他歐洲國家	**25,285,029**	33,891,789
香港	**18,120,096**	33,376,590
澳洲	**12,248,494**	14,779,039
中國	**6,655,833**	9,143,183
其他地區	**12,526,533**	20,159,794
	455,711,716	576,535,533

由於各地區市場之經營盈利貢獻額與該市場所佔營業額大致成正比，故並無列出各地區市場之經營盈利貢獻額。

4. 經營（虧損）盈利

經營（虧損）盈利已扣除（計入）下列各項：

	截至六月三十日止之六個月 二零零一年 （未經審核） 港元	二零零零年 （未經審核） 港元
折舊及攤銷	**16,008,921**	16,663,835
出售業、廠房及設備之（盈利）虧損	**(439,035)**	184,662
租賃物業之經營租賃付款	**12,354,384**	16,285,376
呆壞帳撥備	**2,000,464**	—

5. 財務費用

	截至六月三十日止之六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	港元	*港元*
利息：		
需於五年內悉數償還之銀行貸款	**3,355,355**	4,322,111
融資租賃責任	**669,754**	540,364
	4,025,109	4,862,475

6. 停止業務

於二零零一年三月一日，本集團已停止經營一般商品店舖業務，停止經營所產生的成本約3,146,000港元。

其停止經營之業務於期內由二零零一年一月一日至停止日及至二零零一年六月三十日止之六個月之業績已編製在簡明財務報表註釋(3)。

7. 稅項

	截至六月三十日止之六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	港元	*港元*
香港利得稅	–	3,787,556
所佔聯營公司稅項		
海外稅項	**48,490**	–
	48,490	3,787,556

香港利得稅乃根據期內之估計應課稅利潤按16% (2000：16%) 之稅率計算。

8. 每股（虧損）盈利

每股基本（虧損）盈利根據股東應佔虧損7,667,200港元（二零零零年：純利11,383,000港元）與期內已發行股份之加權平均數477,926,292股（二零零零年：459,792,678股）計算。截至二零零一年六月三十日及二零零零年六月三十日止之六個月所行使本公司的購股權均無構成任何攤薄影響。

9. 物業、廠房及設備

期內，本集團就物業、廠房及設備添置耗資約13,454,000港元（二零零零年：29,485,000港元）及拆舊和攤銷約16,009,000港元（二零零零年：16,664,000港元）。

10. 應收帳款及預付帳款

	二零零一年 六月三十日 （未經審核） *港元*	二零零零年 十二月三十一日 （經審核） *港元*
貿易應收帳款	**70,747,490**	75,268,643
應收票據	**18,567,167**	18,605,581
其他應收帳款及預付帳款	**6,445,500**	9,648,397
	95,760,157	103,522,621

本集團給予其貿易客戶之平均信貸期為90天。

於申報日期，貿易應收帳款之帳齡分析如下：

	二零零一年 六月三十日 （未經審核） *港元*	二零零零年 十二月三十一日 （經審核） *港元*
0-60天	**64,401,966**	63,815,238
61-90天	**651,268**	1,847,755
90天以上	**5,694,256**	9,605,650
	70,747,490	75,268,643

11. 應付帳款，應付票據及應計費用

	二零零一年六月三十日（未經審核）*港元*	二零零零年十二月三十一日（經審核）*港元*
貿易應付帳款	**71,452,296**	78,083,201
應付票據	**34,397,382**	2,119,738
其他應付帳款及應計費用	**44,655,431**	44,395,956
	150,505,109	124,598,895

於申報日期，貿易應付帳款之帳齡分析如下：

	二零零一年六月三十日（未經審核）*港元*	二零零零年十二月三十一日（經審核）*港元*
0-60天	**59,820,183**	65,351,060
61-90天	**9,426,608**	8,928,101
90天以上	**2,205,505**	3,804,040
	71,452,296	78,083,201

12. 股本

本公司之股本於期內由二零零一年一月一日至二零零一年六月三十日並沒有任何變動。

	每股面值0.10港元之普通股		面值	
	二零零一年 六月三十日 (未經審核)	二零零零年 十二月三十一日 (經審核)	二零零一年 六月三十日 (未經審核) 港元	二零零零年 十二月三十一日 (經審核) 港元
法定股本:				
每股0.1港元之普通股	**1,000,000,000**	1,000,000,000	**100,000,000**	100,000,000
已發行和繳足股本:				
於年初	**477,926,292**	445,149,272	**47,792,629**	44,514,927
行使認股權證	–	17,020	–	1,702
行使購股權	–	2,100,000	–	210,000
發行股份	–	30,660,000	–	3,066,000
於期內終	**477,926,292**	477,926,292	**47,792,629**	47,792,629

13. 儲備

	股份溢價 *港元*	商譽 *港元*	折算儲備 *港元*	股本 贖回儲備 *港元*	股息儲備 *港元*	保留盈利 *港元*	合共 *港元*
本集團							
於二零零零年一月一日							
－見先前所列	132,166,061	(73,612,368)	(159,919)	85,000	–	127,102,564	185,581,338
－前期會計政策調整、附屬公司之商譽撇銷 *(見註釋2.2)*	–	31,415,575	–	–	–	(31,415,575)	–
－取消確認1999年度末期股息為債項 *(見註釋2.1)*	–	–	–	–	14,337,278	–	14,337,278
－重列	132,166,061	(42,196,793)	(159,919)	85,000	14,337,278	95,686,989	199,918,616
匯兌調整	–	–	433,109	–	–	–	433,109
發行股份溢價	12,849,722	–	–	–	–	–	12,849,722
發行股份開支	(18,748)	–	–	–	–	–	(18,748)
本年度虧損 *(註釋1)*	–	–	–	–	–	(11,543,082)	(11,543,082)
2000年股息撥備	–	–	–	–	14,337,619	(14,337,619)	–
已付1999年末期股息	–	–	–	–	(14,337,278)	–	(14,337,278)
已付2000年中期股息	–	–	–	–	(4,779,093)	–	(4,779,093)
於二零零零年十二月三十一日	144,997,035	(42,196,793)	273,190	85,000	9,558,526	69,806,288	182,523,246
本期內虧損	–	–	–	–	–	(7,667,200)	(7,667,200)
2001年股息撥備	–	–	–	–	4779,263	(4,779,263)	–
已付2000年末期股息	–	–	–	–	(9,558,526)	–	(9,558,526)
於二零零一年六月三十日	144,997,035	(42,196,793)	273,190	85,000	4,779,263	57,359,825	165,297,520

註釋 I

	港元
二零零零年十二月三十一日止年度之盈利－見先前所列	20,236,882
前期會計政策調整－聯營公司之商譽撇銷 *（見註釋2.2）*	(31,779,964)
二零零零年十二月三十一日止年度之虧損－重列	(11,543,082)

14. **或有負債**

	二零零一年六月三十日（未經審核）*港元*	二零零零年十二月三十一日（經審核）*港元*
附有追索權之已貼現出口票據	**30,698,323**	25,264,653

15. **資本承擔**

	二零零一年六月三十日（未經審核）*港元*	二零零零年十二月三十一日（經審核）*港元*
購買已訂約但未在財務報表撥備之物業、廠房及設備之資本開支	**7,002,000**	24,040,133
購買已授權但未訂約之物業、廠房及設備之資本開支	**200,000**	6,027,200

中期股息

董事會已決議以現金方式於二零零一年十一月七日向二零零一年十月二十六日名列本公司股東名冊上之股東派發中期股息每股港幣1仙（二零零零年：港幣1仙）。派息總額為4,779,263港元按已撥行股份477,926,292股計算（二零零零年：4,779,092港元按已撥行股份477,909,272股計算）。

暫停辦理過戶登記

本公司將於二零零一年十月二十二日至二零零一年十月二十六日（包括首尾兩天在內）期間暫停辦理股東之登記手續。該期間內任何股份之轉讓將不予辦理。如欲符合獲擬派發中期股息之資格，須將購入之股票及填妥背面或另頁之過戶表格，於二零零一年十月十九日下午四時前送達香港干諾道中111號永安中心5樓本公司之香港過戶登記分處秘書商業服務有限公司辦理過戶登記手續。

管理層討論及分析

業務回顧

截至二零零一年六月三十日止六個月，本集團錄得未經審核營業額為455,711,000港元，而二零零零年同期則為576,535,000港元，跌幅為20.96%。回顧期內本集團未經審核股東應佔虧損為7,667,200港元，而二零零零年同期則錄得11,383,000港元之盈利。首半年每股虧損為港幣1.60仙（二零零零年同期為盈利：每股港幣2.48仙）。

鑒於世界主要國家之經濟放緩，今年上半年，本集團面對重重困難，海外買家大致來自美國和歐洲均抱持觀望態度落單而引致主要市場銷售額下降，邊際利潤縮減及非全資擁有之附屬公司業績出現虧損。期內股東應佔虧損包括投資Perception Digital Technology (BVI) Limited之證券減值損失達2,500,000港元。

鎮堅金科集團有限公司

本集團擁有62.5%之附屬公司鎮堅金科集團有限公司，錄得營業額較去年同期下跌15.25%。與二零零零年同期10,450,000港元淨盈利比較，期內淨虧損8,500,000港元，期內淨虧損之原因是廠務開支增加及邊際利潤縮減，加上額外機器及設備之折舊和壞呆帳撥備等增加所致。

嘉利美商（集團）有限公司

嘉利美商（集團）有限公司亦錄得經營下降，與二零零零年同期比較今年上半年營業額和盈利均分別下跌23.17%達164,192,000港元和15.94%達14,661,000港元。

豪邁家品有限公司(「豪邁」)

本集團在二零零零年年報所述，豪邁已於今年三月新都會廣場租約屆滿時停止經營一般商品店鋪業務。所有一般商品存貨已清銷及在下半年將無任何撇銷入帳。

淨邊際利潤

二零零一年上半年的淨邊際利潤較二零零零年六月三十日的5.89%下跌至1.08%。

經營開支

二零零一年上半年的經營開支較二零零零年六月三十日的17.07%，輕微上升至17.31%。

利息開支

由於融資租賃增加，二零零一年上半年的利息開支較二零零零年六月三十日的0.84%，輕微上升至0.88%。

壞帳撥備

上半年出現撥備主要是為個別壞呆帳作額外預留2,000,000港元，對比去年同期並無預留撥備。

流動資金及財政資源

於二零零零年十二月三十一日，流動資產淨值及流動比率分別為43,668,000港元及1.23:1。而於二零零一年六月三十日，流動資產淨值及流動比率分別為30,302,000港元及1.13:1。流動資產淨值縮減，主要由於銀行借貸增加所致。

本集團之負債比率由二零零零年十二月三十一日的20%輕微上升至二零零一年六月三十日的26.5%，此乃根據借貸淨額56,509,000港元(二零零零年十二月三十一日：45,961,000港元)及股東資金213,090,000港元(二零零零年十二月三十一日：230,315,000港元)計算。

本集團一般以內部流動現金及本集團主要往來銀行所提供之循環信貸作為營運資金。鑒於本集團之流動資產淨值達30,302,000港元，管理層認為本集團具備充裕財政資源償還債務及提供日常業務運作所需資金及資本開支。

僱員

截至二零零一年六月三十日，集團旗下員工約9,600人（二零零零年十二月三十一日：9,800人）。員工薪酬乃按工作性質和市況釐定，並於是期間增薪評估內設有表現評估部分及年終獎金，以推動及獎勵個人工作表現。

購股權計劃

於二零零一年六月一日，本公司批准及採納了一項購股權計劃（「購股權計劃」）。據此，董事會可酌情向本集團之僱員及執行董事授出購股權，彼等可於其採納日期起計十年內任何時間認購本公司股份。根據購股權計劃之條款，認購價不得少於本公司股份於緊接授出購股權當日前五個交易日在聯交所之平均收市價80%或本公司股份之面值兩者之較高者。可能授出之購股權可認購之最高股份數目不得超過本公司不時之已發行股本10%。購股權計劃在期內並無授出或行使購股權及於二零零一年六月三十日止無購股權結餘。

展望

展望下半年，由於美國經濟前景不明朗，營商環境仍然艱巨及富挑戰性。本集團將繼續加強發展其家庭消費品之製造及銷售等主要重點業務及繼續實行已見成效之策略和嚴格控制成本開支。本集團預期不利情況不會有重大惡化。

審核委員會

審核委員會已連同管理層檢討本集團所採納之會計政策及實務，以及商討審計，內部監控及財務申報事宜，並已包括審閱截至二零零一年六月三十日止期間之中期財務報表。

董事之股份之權益

於二零零一年六月三十日止，本公司之董事及主要行政人員及彼等之聯繫人士擁有根據證券（公開權益）條例第二十八條已向香港聯合交易所有限公司（「聯交所」）及本公司披露之本公司股本之實益權益（包括彼等根據該條例第三十一條

或附表第一部份視作或計作擁有之權益）及已由本公司根據上述條例第二十九條登記或依據上市公司董事之證券交易標準守則須知會本公司及聯交所之權益如下：

董事	個人權益	股份數目 家族權益	公司權益
林普桂	63,135,785	—	104,729,411*(a)*
黃有貞	19,073,433	—	—
李婉冰	10,867,059	—	24,367,798*(b)*
蘇敏儀	737,045	—	—
區燊耀	1,433,660	—	—

附註：

(a) 此等股份乃透過 Carrson Holdings Investment Limited 及 Frankfort Capital Investment Limited 持有，而該等公司均由林普桂先生實益擁有。

(b) 此等股份乃透過 Joint Admin Benefit Corporation Limited 持有，而該公司乃由李婉冰女士實益擁有。

主要股東權益

於二零零一年六月三十日，根據公開權益條例第十六（一）條規定本公司存置之權益登記冊所載，除上文所披露董事及主要行政人員之股份權益外，並無任何人仕擁有本公司之已發行股本10%或以上權益。

最佳應用守則

本公司在過去截至二零零一年六月三十日止之六個月期間內皆遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

購買，出售或贖回本公司之上市證券

本公司或其任何附屬公司期內概無購買，出售或贖回任何公司之上市證券。

承董事會命
主席
林普桂

香港，二零零一年九月十四日